Exhibit 99.1




LOEWS CORPORATION                             Contact:  Peter W. Keegan
-----------------                                       Senior Vice President
NEWS RELEASE                                            (212) 521-2950
-----------------
                                                        Candace Leeds
                                                        V.P. of Public Affairs
                                                        (212) 521-2416

                                                        Joshua E. Kahn
                                                        Investor Relations
                                                        (212) 521-2788


     FOR IMMEDIATE RELEASE
     ---------------------


           NEW YORK, May 7, 2001 - Loews Corporation (NYSE:LTR) reported that its subsidiary, Lorillard Tobacco Company, today issued the attached press release. [Two pages follow]

                                    # # #





LORILLARD TOBACCO COMPANY
FOR IMMEDIATE RELEASE
May 7, 2001


                                    CONTACT:  STEVEN C. WATSON
                                              Vice President, External Affairs
                                              336-335-7713


LORILLARD ANNOUNCES AGREEMENT IN ENGLE CASE APPEAL
--------------------------------------------------

==============================================================================

  Lorillard Tobacco Company today announced that it, along with two other tobacco companies, has reached an agreement with the class in the Engle case
                                                                  -----
in Florida which will provide further assurance of the company's ability to appeal the jury's verdict awarding punitive damages against it. The agreement, approved by the Dade County Circuit Court in Miami, provides additional security for the class pending the completion of the appeals process and assures that the stay of execution, currently in effect pursuant to a bonding statute enacted last year by the Florida legislature, will not be lifted or limited at any point during the appeal.

  "This agreement is not a settlement of any part of the Engle action, and we
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continue to believe we will be successful in overturning the judgment on appeal," said Ronald S. Milstein, General Counsel and Vice President of Lorillard. "Although Lorillard believes that the Florida statute currently in place provides adequate security to stay execution of the judgment, this agreement further assures that the appeals process will proceed without obstruction until all available avenues of appeal have been exhausted, up to and including the U.S. Supreme Court. What we have done today will gain us the ability to go forward with certainty in the appeals process and provides for the surest path to that end," he added.

  The Engle case is a class action brought by individual smokers against the
      -----
country's leading tobacco manufacturers in state court, Miami, Florida. After a two-and-one-half year trial, the jury awarded a total of $145 billion in punitive damages against the defendants in the action, $16.25 billion of which was assessed against Lorillard. Lorillard and the other defendants are now appealing the verdict and have each posted a bond to secure the judgment pending this appeal. Lorillard's bond was undertaken pursuant to a Florida state statute that limited the required bond amount to no more than $100 million, regardless of the size of the judgment.

  The agreement calls for the payment by Lorillard of $100 million into an escrow account to be held for the benefit of the class, and released, along with Lorillard's existing $100 million statutory bond, to the court for the benefit of the class upon completion of the appeals process. The court will ultimately have the right and obligation to direct where these guaranteed funds are to be paid once the appeal is completed. Lorillard anticipates it will take a $200 million pre-tax charge to earnings in the 2001 second quarter in relation to the agreement.

  With respect to Lorillard and the other participating tobacco companies, the Agreement further provides that the judgment is stayed, and that the class will not pursue any collection of it or execution on it, until the completion of all appeals, including to the United States Supreme Court. "We believe that this arrangement is in the best long term interests of the company, its employees and its shareholder and will allow Lorillard to continue to operate its business without onerous restrictions or interference," noted Mr. Milstein.

  Lorillard Tobacco Company is a wholly owned subsidiary of Loews Corporation based in Greensboro, North Carolina.